

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2013

Via Email
Jodi L. Beal
Chief Financial Officer
Fairmount Bancorp, Inc.
8216 Philadelphia Road
Baltimore, MD 21237

      Re: **Fairmount Bancorp, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2012
              Filed December 21, 2012
              File No. 000-53996

Dear Ms. Beal:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your disclosure on pages 12-16 discussing the trends in the loan portfolio and allowance for loan losses during 2012. Please tell us in detail and revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the

applicable loan portfolio. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. Please also discuss subsequent interim periods as appropriate.

2. In this regard, we note your disclosure on page 12 that, as of September 30, 2012, you have 14 loan relationships with total balances of $2.8 million that are individually evaluated for impairment. Please tell us, and provide disclosures in future filings in MD&A, discussing material non-performing loans and disclose the recent performance of these loan relationships in subsequent interim periods as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3492 if you have questions regarding our comments.

Sincerely,

/s/ John P. Nolan

John P. Nolan
Senior Assistant Chief Accountant